UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

TARO REJECTS ISZO’S FY Q2 UNDER REPORTING ALLEGATION AS
UNTRUE AND IRRESPONSIBLE

Hawthorne, NY, November 8, 2012 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that it delivered a letter to one of its shareholders IsZo Capital Management LP (“IsZo”) in response to IsZo’s letter to Taro’s Special Committee of the Board of Directors dated November 5, 2012.  The full text of the letter is set forth below:

Re:  Taro Rejects IsZo’s FY Q2 Under Reporting Allegation as Untrue and Irresponsible

Dear Mr. Sheehy,

We at Taro are very appreciative of our shareholders’ communications.  More recently, our ability to respond to certain inquiries has been limited in light of the pending merger between Taro and Sun Pharma and the related shareholder meeting scheduled December 6, 2012.   Rather, our management team’s primary focus continues to be on Taro’s core business, the performance of which speaks for itself.

Without responding to your many unfounded allegations over the past few months, I feel compelled to publicly correct one of your most recent statements.  In your November 5th letter and corresponding press release, you contend that Taro is “gaming its reserves.”   Your allegation is simply untrue and your comment is, at a minimum, irresponsible to your fellow Taro shareholders.

As a NYSE listed company, Taro takes its financial accounting and reporting obligations very seriously.  Although our quarterly financial reporting is presented on an unaudited basis, the accounting methodologies used in estimating our reserves are “consistently applied” quarter to quarter, in conformity with U.S. GAAP.   Over the last couple of years, at the request of our Board and Audit Committee, we have taken an extra step by having our independent auditors perform certain “agreed upon procedures” on our financial statements focusing on specific areas, including reserves, prior to issuing our quarterly releases, including that for the quarter ended September 30, 2012.

Given your broad industry knowledge, you undoubtedly appreciate that, while IMS data is useful to the industry for general U.S. market intelligence and a general understanding of long term, product trends, it is not reliable (or prepared) for consolidated financial reporting analysis as you propose.

Taro Pharmaceutical Industries Ltd.

Finally, I recognize your excitement for Taro as expressed in your letter.   I believe that all Taro shareholders have benefited tremendously at what the new management team, under the leadership of Mr. Shanghvi and, subsequently, Mr. Sundaram, have accomplished since the change in control in September 2010.

Sincerely,

/s/ Jim Kedrowski

Jim Kedrowski
Interim Chief Executive Officer

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 8, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer and Director